Exhibit 1

For immediate release
Thursday, October 30, 2003	(publié également en français)

Solid Third Quarter Reflects Strong Prices and Strategy Execution

Highlights

•                       Consolidation of Eastern Canada Refining Business to Improve Long-term Profitability

•                       Demonstrated Progress with International Strategy

•                       Western Canada Gas and East Coast Oil Continue Strong Contributions

Calgary — Petro-Canada announced today third quarter earnings from operations of $311 million ($1.17 per share), which include a  $136 million ($0.52 per share) after-tax charge to earnings related to the consolidation of the company’s Eastern Canada refining operations and $45 million ($0.17 per share) of positive adjustments related to International provisions.  Excluding the Downstream and International adjustments, earnings from operations were $402 million ($1.52 per share) compared with $289 million ($1.10 per share) on the same basis for the third quarter in 2002.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.  Third quarter 2003 cash flow was $879 million ($3.31 per share), up from $642 million ($2.44 per share) in the third quarter of last year.  Cash flow is before changes in non-cash working capital.

Third quarter net earnings, including gains or losses on foreign currency translation and on disposal of assets, were $304 million ($1.15 per share) compared with $209 million ($0.79 per share) in the same period of 2002.

The third quarter’s solid results demonstrate continued success in executing Petro-Canada’s strategies, enabling the company to capitalize on strong commodity prices in both the Upstream and the Downstream.  The Downstream business had a strong quarter, overcoming an unplanned shutdown of part of the Mississauga Lubricants plant following a major power blackout in Eastern Canada.  The decision to consolidate the company’s Eastern Canada refining operations in Montreal represents a major step forward to improve the long-term profitability of the Downstream.  Internationally, the Company took a number of steps, adding new exploration opportunities in North Africa/Near East and by advancing developments in the North Sea.  North American Gas delivered excellent results in the quarter.  East Coast Oil continued with strong performance, including a successful turnaround at Terra Nova.  In Oil Sands, a planned shutdown at MacKay River focused on improving reliability of the plant facilities.

“Strategically we made a lot of progress in the third quarter with the decision to consolidate our Eastern Canada refining operations and with a number of developments internationally” said Chief Executive Ron Brenneman.  “And overall, our businesses continue to deliver strong financial results in this exceptional business environment.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Rob Andras
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-8586
E-MAIL: investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 9 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the nine months ended September 30, 2003, Management’s Discussion and Analysis for the three months and six months ended March 31, 2003 and June 30, 2003, Management’s Discussion and Analysis for the year ended December 31, 2002, the 2002 audited consolidated financial statements and the Company’s 2002 Annual Information Form.

NON GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage, and liquidity. Earnings from operations, which represents net earnings excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids and natural gas as shown on the table on page 8.  The impact of higher U.S. dollar denominated market prices on prices realized in 2003 has been countered by the impact of the strong Canadian dollar.

The average market prices for the three-month and nine-month periods ended September 30, were:

	Three months ended Sept 30		Nine months ended Sept 30
(averages for the period)	2003	2002	2003	2002
Dated Brent at Sullom Voe US$/bbl	28.41	26.95	28.65	24.38
West Texas Intermediate (WTI) at Cushing US$/bbl	30.20	28.27	30.99	25.39
Edmonton Light Cdn$/bbl	41.31	43.78	45.05	39.43
Edmonton Light/Bow River price differential Cdn$/bbl	11.09	8.04	11.53	8.08
Natural Gas at Henry Hub US$/mmbtu	5.10	3.26	5.73	3.00
Natural Gas at AECO Cdn$/mcf	6.56	3.39	7.37	3.83
New York Harbour 3-2-1 crack spread US$/bbl	6.35	3.11	5.42	2.94
Exchange rate - US cents/Cdn$	72.5	64.0	70.1	63.7

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Third quarter 2003 earnings from operations were $311 million ($1.17 per share), which include a  $136 million ($0.52 per share) after-tax charge to earnings related to the consolidation of the company’s Eastern Canada refining operations and $45 million ($0.17 per share) positive adjustments related to International provisions.  Excluding the Downstream and International adjustments, earnings from operations were $402 million ($1.52 per share) compared with $289 million ($1.10 per share) in 2002.  The increase in earnings from operations was primarily due to higher natural gas prices, increased production from East Coast Oil and higher refinery cracking margins.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.

Third quarter net earnings, including gains or losses on foreign currency translation and on disposal of assets, were $304 million ($1.15 per share) compared with $209 million ($0.79 per share) in the same period of 2002.  Net earnings in the third quarter of 2003, include a charge to earnings of $136 million ($0.52 per share) after-tax related to the consolidation of Eastern Canada refinery operations, an $11 million ($0.04 per share) loss on asset sales and a gain on foreign currency translation of $4 million ($0.02 per share).  Net earnings in the third quarter of 2002 include a loss of  $80 million ($0.31 per share) on foreign currency translations.

In 2003, third quarter cash flow was $879 million ($3.31 per share), up from $642 million ($2.44 per share) in the same quarter of 2002.  The increase in third quarter 2003 cash flow reflected higher net earnings, lower current income taxes resulting from the inventory valuation method prescribed for income tax purposes in the Downstream and net tax deferrals of current income taxes related to earnings of the Petro-Canada Oil and Gas Partnership.

Nine month earnings from operations were $1 256 million ($4.74 per share), up from $654 million ($2.49 per share) in the same period of 2002.  Higher earnings from operations reflect higher natural gas prices, an additional four months of earnings from International, increased production from East Coast Oil, higher refinery cracking margins, a positive adjustment of $96 million for income tax rate changes and $45 million positive adjustments related to International provisions, offset by an after-tax charge of $136 million for the consolidation of the company’s Eastern Canada refinery operations and a $46 million provision related to the potential sale of a non-core asset in Kazakhstan.

Consolidated nine month net earnings were $1 476 million ($5.57 per share), up from $618 million ($2.35 per share) in the same period of 2002.  Nine month net earnings in 2003 include a gain on foreign currency translation of $196 million ($0.74 per share) and a gain on asset sales of $24 million ($0.09 per share) compared to a loss on foreign currency translation of $36 million ($0.14 per share) for the corresponding period of 2002.

Consolidated nine month cash flow was $2 744 million ($10.36 per share) compared with $1 469 million or ($5.59 per share) in the first nine months of 2002.  The increase in cash flow for the first nine months was primarily due to the same factors that increased third quarter 2003 cash flow.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the third quarter of 2003, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged
449 000 barrels of oil equivalent per day compared with 446 100 barrels of oil equivalent per day in the same period of 2002.  Increased production from East Coast Oil and MacKay River was largely offset by lower International production due to temporary shutdowns in the United Kingdom and natural declines in Syria.

North American Gas

North American Gas contributed third quarter net earnings of $101 million compared with net earnings of $30 million in the same quarter last year.  The net earnings increase was attributable to higher natural gas prices and strong operating performance.

Third quarter Canadian natural gas realized prices averaged $6.01 per thousand cubic feet, up from $3.45 per thousand cubic feet in the comparable quarter of 2002.

Third quarter natural gas production averaged 683 million cubic feet per day compared with 707 million cubic feet per day in the same period last year.  Crude oil and natural gas liquids production averaged 15 800 barrels per day net to Petro-Canada, compared with 19 200 barrels per day in the third quarter of 2002.  Production for the third quarter of 2003 was negatively affected by the sale of properties, in June 2003, producing approximately 10 million cubic feet per day of natural gas and 2 000 barrels per day of oil and natural gas liquids.

East Coast Oil

Net earnings from East Coast Oil were $139 million, up from $112 million in the third quarter of 2002.  The earnings increase reflected higher production volumes from Terra Nova and Hibernia partially offset by lower average prices realized.

Third quarter East Coast Oil crude prices realized averaged $38.93 per barrel compared with $42.15 per barrel in the third quarter of 2002.

Third quarter production averaged 81 200 barrels per day net to Petro-Canada, compared with 62 400 barrels per day in the third quarter of 2002.  Higher production was attributable to increased reservoir capability, reliability improvements and higher allowable production rates.  Third quarter 2003 production was impacted by a scheduled maintenance turnaround at Terra Nova, while production in the third quarter of 2002 was affected by planned turnarounds at both Terra Nova and Hibernia.

Other East Coast Offshore

Late in the quarter, the operator of the White Rose development completed the drilling of two delineation wells in a previously undrilled fault block south of the main White Rose reservoir.  The wells encountered oil and gas and work is underway to fully assess the incremental volumes of oil that may be recovered at White Rose.  Construction on the White Rose development facilities continued to progress.  The glory holes have been completed and drilling of the first development well has started.  The turret is being integrated with the FPSO hull in Korea and the combined structure is expected to arrive in Newfoundland in the first half of 2004.  The FPSO’s topside modules will be installed on the hull in Marystown, Newfoundland and Labrador.

Oil Sands

Oil Sands contributed third quarter net earnings of $20 million compared with $51 million in the same quarter of 2002.  Lower earnings reflected increased operating costs associated with the start-up of the MacKay River plant, higher natural gas fuel costs and lower volumes and prices realized at Syncrude.

Third quarter 2003 Syncrude realized prices averaged $40.80 per barrel compared with $43.80 per barrel in the same period last year.  MacKay River realized bitumen prices averaged $15.66 per barrel in the third quarter of 2003.

Syncrude production for the third quarter averaged 29 100 barrels per day net to Petro-Canada compared with 31 300 barrels per day in the same quarter of 2002.  The reduction was due to planned maintenance activity in the third quarter.  In early October, there was an unscheduled shutdown of one of Syncrude’s two cokers.  The coker is expected to be shutdown for approximately 30 days.

Third quarter MacKay River production averaged 8 300 barrels per day, up from 5 000 barrels per day in the second quarter of 2003.  In July, the facility underwent a turnaround to address water separation issues.

International

International contributed third quarter net earnings of $119 million, compared with earnings of $78 million in the same quarter of 2002.  The earnings increase was mainly attributable to positive adjustments of $45 million related to the clarification of production rights and also a tax provision associated with a former operation.

Realized International oil and liquids prices in the third quarter averaged $37.85 per barrel, compared with $39.51 per barrel in the same period of 2002.  International natural gas realized prices averaged $4.44 per thousand cubic feet in the third quarter of 2003 compared with $4.36 per thousand cubic feet in the same period of 2002.

International production for the third quarter averaged 200 700 barrels of oil equivalent per day compared with
215 300 barrels of oil equivalent per day net to Petro-Canada in the third quarter of 2002, reflecting lower United Kingdom and Syrian production, partially offset by increased production in Libya and Trinidad.

Northwest Europe

Third quarter daily production averaged 39 200 barrels of oil equivalent per day net to Petro-Canada.  Production from the United Kingdom averaged 21 600 barrels of oil equivalent per day, while production from the Netherlands averaged
17 600 barrels of oil equivalent per day in the quarter.

Lower production from United Kingdom reflected a three week turnaround at the Triton facility and a four week shutdown at the Scott facilities.  Both facilities have returned to full production.

In the quarter, development of the Clapham project progressed.  The first two production wells were completed and work on the subsea facilities is expected to be complete in the fourth quarter.  This project is on track to be on stream in the first quarter of 2004.  First gas at the L5b development was achieved in mid-October 2003.

North Africa/Near East

In the third quarter, production in North Africa/Near East averaged 150 000 barrels of oil equivalent per day net to
Petro-Canada.  Libyan production averaged 51 100 barrels per day. Syrian production averaged 95 000 barrels of oil equivalent per day.

A farm-in agreement was signed during the quarter for the Melitta Block in Tunisia.  Subject to formal ratification by the authorities, Petro-Canada will become operator of the block with a 72.5 per cent working interest.  The $18 million exploration program includes 2 000 kilometers of seismic, which was completed in early September, and two exploratory wells.

Northern Latin America

Trinidad offshore gas production averaged 69 million cubic feet per day net to Petro-Canada in the third quarter of 2003.

DOWNSTREAM

In the third quarter, following an extensive study of its Eastern Canada refining and supply operations, Petro-Canada announced it will be shutting down its Oakville refining operations.  The existing Oakville terminalling facilities will be expanded and Eastern Canada refining operations will be consolidated at its Montreal refinery.  The timing of these activities will be consistent with the need to comply with 30 parts per million sulphur gasoline legislation effective January 1, 2005.

The Downstream posted a third quarter net loss of $42 million, which includes $136 million for charges related to the closure of the Oakville refinery and a $16 million loss on asset sales related to the selective rationalization of marketing networks in Eastern Canada.  Excluding the provision for the Oakville refinery, earnings from operations were $110 million up from $58 million in the same period last year.  The increase of third quarter earnings from operations reflected higher refinery cracking margins.

The third quarter New York Harbour 3-2-1 refinery crack spread averaged US$ 6.35 per barrel, up from the mid-cycle levels of the second quarter of 2003, and up significantly from US$ 3.11 per barrel in the third quarter of 2002.  The domestic light/heavy crude price differential widened to $11.09 per barrel in the third quarter of 2003 compared with $8.04 per barrel in 2002.

In the third quarter, total sales of refined petroleum products were down 1 per cent from the same period last year, reflecting lower gasoline sales partially offset by higher wholesale distillate sales.

Petro-Canada’s refineries achieved 103 per cent crude unit utilization in the third quarter of 2003, down from 105 per cent in the same quarter last year, reflecting increased planned shutdown activity in the quarter versus last year and the impact of the August power outage on the Oakville refinery.  The Lubricants production plant was reduced to half capacity for the remainder of the quarter following a rupture in a hydrogen line that occurred during startup after the August power outage in the Northeast.

Excluding the $136 million provision for the closure of the Oakville refinery, the refining and supply segment contributed $79 million to Downstream operating earnings in the third quarter, while the marketing segment contributed $31 million.  These results compare with contributions from refining and supply of $37 million and from marketing of $21 million in the third quarter of 2002.

CORPORATE

Shared services contributed a third quarter net loss in 2003 of $33 million compared with a loss of $121 million for the same period in 2002.  Third quarter 2003 net earnings included a gain of $4 million ($0.02 per share) due to foreign currency translation, compared with a loss of $80 million ($0.31 per share) in the third quarter of 2002.

Third quarter 2003 interest expense of $46 million compared with $56 million in the prior year.

Effective January 1, 2003, Petro-Canada commenced operating its International activities on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its International subsidiaries, whereby gains and losses arising from translation of their financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the three months and nine months ended September 30, 2003 was a decrease in net earnings of $5 million and $50 million, respectively.

Pension Valuation

As a result of an updated valuation submitted to the regulatory authorities, Petro-Canada will increase 2003 contributions from $30 million to approximately $75 million.  There will be no impact on Petro-Canada’s pension expense in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at September 30, 2003 was $2 316 million, down from $3 057 million at year-end 2002.  The net decrease since year-end 2002 is attributable to $546 million of debt repayments and a $195 million reduction due to the revaluation of U.S. dollar denominated long-term debt.  As at September 30, 2003 Petro-Canada’s debt to debt plus equity was 23.7% and debt to rolling twelve-month cash flow was 0.7 times.  As at December 31, 2002, Petro-Canada’s debt to debt plus equity was 34.6% and debt to 2002 cash flow was 1.3 times.

The company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remain unchanged from year-end 2002.

As at September 30, 2003, Petro-Canada had available $1 425 million of undrawn bank credit facilities for general corporate purposes.

Petro-Canada’s cash and short-term investments as at September 30, 2003 were $588 million compared with $234 million as at December 31, 2002.

Excluding cash and short-term investments and the current portion of long-term debt, Petro-Canada had operating working capital of $170 million at the end of the third quarter 2003 compared with $36 million as at December 31, 2002.

Petro-Canada does not have any entities structured for special purposes, such as financing arrangements that are excluded from consolidation.  Commitments and contingent liabilities are disclosed in Note 22 to the 2002 annual financial statements.

RISK

As at September 30, 2003 there has been no material change in the Company’s risks or risk management activities since December 31, 2002.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2002 Annual Information Form and the risk management section of the 2002 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at September 30, 2003, Petro-Canada’s common shares outstanding totaled 265.4 million.  Diluted shares for the nine months ended September 30, 2003 were 267.7 million.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, October 30 at 1615h, Eastern Time.  To participate, please call 1-800-470-5906 or 416-641-6449 at 1605h.  Media are invited to listen to the call by dialing 1-800-440-1782.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 21162080) or 416-626-4100 (reservation number 21162080).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/conferencecalls/7192.htm on October 30 at 1615h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE—FORWARD LOOKING INFORMATION

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital, industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the company’s ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term “potential reserves” in this release does not meet the guidelines of the U.S. Securities and Exchange Commission for inclusion in documents filed with the SEC. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

September 30, 2003

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)
East Coast Oil	81.2	62.4	85.7	66.6
Oil Sands	37.4	31.3	34.5	26.7
Western Canada	15.8	19.2	17.3	19.0
Northwest Europe	30.0	43.9	37.3	23.4
North Africa/Near East	144.4	145.8	143.7	81.2

Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)
Western Canada	683	707	692	725
Northwest Europe	56	90	76	50
North Africa/Near East	33	46	34	27
Trinidad	69	19	60	10

Total production(1) (thousands of barrels of oil equivalent per day)	449	446	462	352

Petroleum product sales (thousands of cubic metres per day)
Gasolines	26.6	27.9	26.0	26.1
Distillates	19.7	18.4	20.4	18.6
Other including petrochemicals	11.8	12.1	10.0	10.3
	58.1	58.4	56.4	55.0

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	51.5	52.1	50.3	51.0
Average refinery utilization (per cent)	103	105	101	102
Downstream earnings from operations after tax (cents per litre)(2)	2.1	1.1	2.4	1.2

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

(2) Before third quarter 2003 provision for closure of Oakville refinery

AVERAGE PRICE REALIZED

September 30, 2003

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	38.93	42.15	40.34	37.42
Oil Sands	35.21	43.80	37.53	39.68
Western Canada	35.75	34.95	39.26	30.69
Northwest Europe	39.15	41.26	41.99	39.85
North Africa/Near East	37.58	38.98	38.97	37.95

Natural gas (dollars per thousand cubic feet)
Western Canada	6.01	3.45	6.92	3.58
Northwest Europe	4.86	4.21	5.24	4.29
North Africa/Near East	4.97	5.00	4.89	4.93
Trinidad	3.85	3.25	4.33	2.99

SELECTED FINANCIAL DATA

September 30, 2003

(unaudited, millions of dollars, except share information)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Earnings
Upstream
North American Gas	104	31	415	90
East Coast Oil	139	112	457	293
Oil Sands	20	51	44	58
International	113	78	247	130
Downstream	(26)	58	232	176
Shared Services	(39)	(41)	(139)	(93)
Earnings from operations	311	289	1 256	654
Foreign currency translation	4	(80)	196	(36)
Gain (loss) on asset sales	(11)	—	24	—
Net earnings	304	209	1476	618

Average capital employed
Upstream			6 459	4 515
Downstream			2 471	2 347
Shared Services			374	706
Total Company			9 304	7 568

Return on capital employed (per cent)(1)
Upstream			23.9	13.8
Downstream			12.0	9.6
Total Company			20.9	10.3

Operating return on capital employed (per cent)(1)
Upstream			23.3	13.8
Downstream			12.5	9.5
Total Company			18.7	10.9

Return on equity (per cent)(1)			28.5	13.3

Debt			2 316	3 413
Cash and short-term investments			588	364
Debt to cash flow(1)			0.7	1.9
Debt to debt plus equity (per cent)			23.7	38.5

SHARE INFORMATION

September 30, 2003

		Three months ended September 30,		Nine months ended September 30,
		2003	2002	2003	2002
Average shares outstanding (millions)		265.2	263.1	264.8	262.6
Earnings per share	—Basic	1.15	0.79	5.57	2.35
	—Diluted	1.13	0.79	5.51	2.33
Cash flow per share		3.31	2.44	10.36	5.59
Dividends per share		0.10	0.10	0.30	0.30
Share Price(2)	—High	56.54	48.85	56.54	48.85
	—Low	51.75	36.89	45.75	33.90
	—Close at September 30	52.49	46.56	52.49	46.56
Shares traded(3) (millions)		32.0	49.8	132.2	151.2

(1) 12 month rolling average

(2) Share prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF EARNINGS

Nine months ended September 30, 2003

(unaudited, millions of dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Revenue
Operating	2 983	2 773	9 278	6 915
Investment and other income(3)	(24)	(6)	14	(3)
	2 959	2 767	9 292	6 912

Expenses
Crude oil and product purchases	1 227	1 298	3 828	3 290
Operating, marketing and general (4)	634	528	1 782	1 419
Exploration	53	79	233	229
Depreciation, depletion and amortization(4), (5)	444	276	1 080	678
Foreign currency translation (6)	(5)	82	(201)	36
Interest	46	56	139	131
	2 399	2 319	6 861	5 783

Earnings before income taxes	560	448	2 431	1 129

Provision for income taxes (7)
Current	264	262	860	655
Future	(8)	(23)	95	(144)
	256	239	955	511

Net Earnings	304	209	1 476	618

Earnings per share
Basic (dollars)	1.15	0.79	5.57	2.35
Diluted (dollars)	1.13	0.79	5.51	2.33

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Nine months ended September 30, 2003

(unaudited, millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Retained earnings at beginning of period	3 499	1 868	2 380	1 511
Net earnings	304	209	1 476	618
Dividends on common shares	(27)	(27)	(80)	(79)
Retained earnings at end of period	3 776	2 050	3 776	2 050

Figure references refer to the Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Nine months ended September 30, 2003

(unaudited, millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Operating activities
Net earnings	304	209	1 476	618
Items not affecting cash flow (8)	522	354	1 035	622
Exploration expenses	53	79	233	229
Cash flow	879	642	2 744	1 469
Increase in non-cash working capital relating to operating activities and other	(49)	(147)	(239)	(321)
Cash flow from operating activities	830	495	2 505	1 148

Investing activities
Expenditures on property, plant and equipment and exploration	(660)	(494)	(1 670)	(1 286)
Proceeds from sale of assets	8	8	148	13
(Increase) decrease in deferred charges and other assets, net	(33)	1	(112)	(56)
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	—	—	(2 156)
Decrease (increase) in non-cash working capital relating to investing activities	60	45	64	(12)
	(625)	(440)	(1 570)	(3 497)
Financing activities
Proceeds from issue of long-term debt (9)	—	—	804	2 100
Reduction of long-term debt (9)	(188)	(113)	(1 350)	(115)
Proceeds from issue of common shares	6	15	45	26
Dividends on common shares	(27)	(27)	(80)	(79)
	(209)	(125)	(581)	1 932

(Decrease) increase in cash and short-term investments	(4)	(70)	354	(417)
Cash and short-term investments at beginning of period	592	434	234	781
Cash and short-term investments at end of period	588	364	588	364

CONSOLIDATED BALANCE SHEET

As at September 30, 2003

(unaudited, millions of dollars)

	September 30, 2003	December 31, 2002

Assets
Current assets
Cash and short-term investments	588	234
Accounts receivable	1 357	1 596
Inventories	660	585
Prepaid expenses	31	19
	2 636	2 434
Property, plant and equipment, net	10 500	10 084
Goodwill	784	709
Deferred charges and other assets	291	212
	14 211	13 439
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 718	1 901
Income taxes payable	160	263
Current portion of long-term debt	6	356
	1 884	2 520
Long-term debt (9)	2 310	2 701
Deferred credits and other liabilities	680	621
Future income taxes	1 901	1 821
Shareholders’ equity (10)	7 436	5 776
	14 211	13 439

Figure references refer to the Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)	Segmented Information
Three months ended September 30,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	289	182	172	132	14	—	474	434
Inter-segment sales	40	46	128	108	107	125	—	—

	329	228	300	240	121	125	474	434
Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—
Inter-segment transactions	2	—	—	—	7	—	—	—
Operating, marketing and general	50	50	29	22	73	44	108	104
Exploration	40	62	—	6	1	—	12	11
Depreciation, depletion and amortization	65	65	63	50	12	8	82	104
Foreign currency translation	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—

	157	177	92	78	93	52	202	219

Earnings before income taxes	172	51	208	162	28	73	272	215

Provision for income taxes
Current	49	59	71	46	(3)	5	110	114
Future	22	(38)	(2)	4	11	17	43	23

	71	21	69	50	8	22	153	137

Net earnings	101	30	139	112	20	51	119	78

Expenditures on property, plant and equipment and exploration	162	126	90	77	90	119	215	70

Cash Flow (before changes in non-cash working capital)	237	112	203	183	43	76	250	226

	Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	2 003	2 017	7	2	2 959	2 767
Inter-segment sales	2	—	—	—

	2 005	2 017	7	2

Expenses
Crude oil and product purchases	1 229	1 295	(2)	3	1 227	1 298
Inter-segment transactions	268	279	—	—
Operating, marketing and general	360	298	14	10	634	528
Exploration	—	—	—	—	53	79
Depreciation, depletion and amortization	222	48	—	1	444	276
Foreign currency translation	—	—	(5)	82	(5)	82
Interest	—	—	46	56	46	56

	2 079	1 920	53	152	2 399	2 319

Earnings before income taxes	(74)	97	(46)	(150)	560	448

Provision for income taxes
Current	56	69	(19)	(31)	264	262
Future	(88)	(31)	6	2	(8)	(23)

	(32)	38	(13)	(29)	256	239

Net earnings	(42)	59	(33)	(121)	304	209

Expenditures on property, plant and equipment and exploration	100	98	3	4	660	494

Cash Flow (before changes in non-cash working capital)	166	77	(20)	(32)	879	642

(1)	Segmented Information
Nine months ended September 30,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	1 028	538	573	381	45	—	1 450	722
Inter-segment sales	148	125	392	281	304	287	—	—

	1 176	663	965	662	349	287	1 450	722

Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—
Inter-segment transactions	4	2	—	—	26	—	—	—
Operating, marketing and general	147	133	84	71	230	165	301	167
Exploration	122	172	47	13	21	20	43	24
Depreciation, depletion and amortization	197	194	194	158	31	20	340	161
Foreign currency translation	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—

	470	501	325	242	308	205	684	352

Earnings before income taxes	706	162	640	420	41	82	766	370

Provision for income taxes
Current	152	197	218	115	(15)	4	435	216
Future	107	(124)	(35)	12	12	20	78	24

	259	73	183	127	(3)	24	513	240

Net earnings	447	89	457	293	44	58	253	130

Expenditures on property, plant and equipment and exploration	394	416	247	219	335	308	436	134

Cash Flow (before changes in non-cash working capital)	828	329	675	490	109	120	711	367

	Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	6 198	5 265	(2)	6	9 292	6 912
Inter-segment sales	4	2	—	—

	6 202	5 267	(2)	6

Expenses
Crude oil and product purchases	3 827	3 287	1	3	3 828	3 290
Inter-segment transactions	818	693	—	—
Operating, marketing and general	967	855	53	28	1 782	1 419
Exploration	—	—	—	—	233	229
Depreciation, depletion and amortization	318	144	—	1	1 080	678
Foreign currency translation	—	—	(201)	36	(201)	36
Interest	—	—	139	131	139	131

	5 930	4 979	(8)	199	6 861	5 783

Earnings before income taxes	272	288	6	(193)	2 431	1 129

Provision for income taxes
Current	172	190	(102)	(67)	860	655
Future	(117)	(79)	50	3	95	(144)

	55	111	(52)	(64)	955	511

Net earnings	217	177	58	(129)	1 476	618

Expenditures on property, plant and equipment and exploration	250	201	8	8	1 670	1 286

Cash Flow (before changes in non-cash working capital)	490	243	(69)	(80)	2 744	1 469

(2)                                  The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2002 annual report.  The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except as set out below.

Effective January 1, 2003 Petro-Canada commenced operating its International segment on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its international subsidiaries and gains and losses arising from the translation of their financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the three months and the nine months ended September 30, 2003 was a decrease in net earnings of $5 million and $50 million, respectively.  The change also resulted in an increase in property, plant and equipment of $94 million, goodwill of $75 million and shareholders’ equity of $169 million as at September 30, 2003.

(3)                                  Investment and other income for the three months ended September 30, 2003 includes a pre-tax loss of $27 million relating to the planned disposals of Downstream retail sites and other net gains on disposals of $4 million.  Investment and other income for the nine months ended September 30, 2003 includes a net pre-tax gain of $35 million which includes gains on disposals of non-core oil and gas properties partially offset by a loss on the disposals of Downstream retail sites. For the three months ended September 30, 2003 the loss on disposals decreases net earnings by $11 million and for the nine months ended September 30, 2003 the gain on disposals increases net earnings by $24 million.  There was no gain or loss on disposals of assets for the three months and the nine months ended September 30, 2002.

(4)                                  Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced on September 3, 2003 it will be shutting down its Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is expected to occur on December 31, 2004, will be approximately $200 million after-tax of which $136 million has been recorded to the following expenses in the three month period ended September 30, 2003:

	Pre-Tax	After-Tax
	(millions of dollars)

Depreciation and amortization expense (asset write-downs and increased depreciation)	174	106
Operating, marketing and general expense (de-commissioning and employee related costs)	51	30
	225	136

(5)                                  Depreciation, depletion and amortization for the nine months ended September 30, 2003 includes a charge of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan.  The charge is recorded in the International segment.

(6)                                  Foreign currency translation consists of:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(millions of dollars)
(Gain) loss on translation of foreign currency denominated long-term debt (a)	(5)	59	(201)	(6)
Loss on translation of foreign operations	—	23	—	42
	(5)	82	(201)	36

(a)                                  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

(7)                                  The provision for future income taxes for the nine months ended September 30, 2003 has been reduced by $96 million due primarily to the substantively enacted reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Gas - $29 million, East Coast Oil - $21 million, Oil Sands - $14 million, Downstream - $45 million and Shared Services - $(13) million.

(8)                                  Items not affecting cash flow:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(millions of dollars)
Depreciation, depletion and amortization	444	276	1 080	678
Future income taxes	(8)	(23)	95	(144)
Loss (gain) on sale of assets	23	2	(35)	2
(Gain) loss on translation of foreign currency denominated long-term debt	(5)	59	(201)	(6)
Foreign exchange losses	—	31	—	59
Provision for future removal and site restoration costs	41	2	57	16
Other	27	7	39	17
	522	354	1 035	622

(9)                                  During the nine months ended September 30, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives, which resulted in effective yields for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds, aggregating $804 million, were used to reduce the outstanding balance of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  As at September 30, 2003 the amount of the acquisition credit facility outstanding was $293 million, which is due for repayment on April 30, 2005.

(10)                            Shareholders’ equity consists of:

	September 30, 2003	December 31, 2002
(millions of dollars)

Common shares	1 303	1 258
Contributed surplus	2 138	2 138
Retained earnings	3 776	2 380
Foreign currency translation adjustment	219	—
	7 436	5 776

(11)                            For the nine months ended September 30, 2003 the Company granted 2 446 000 options (nine months ended September 30, 2002 – 2 107 000 options) to officers and certain employees to purchase common shares at a price of $51.39 per share (2002 – $34.22 per share).  These options have a term of 10 years, vest over four years and are exercisable at the market price when granted.  The following tables present the pro forma net earnings and the pro forma earnings per share as if the fair value based accounting method, applied to options issued after January 1, 2002, had been used to account for the compensation cost of options that is amortized over the vesting period:

	Three months ended September 30,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	304	209	1.15	1.13	0.79	0.79
Pro forma expense	5	2	0.02	0.01	—	0.01
Pro forma net earnings	299	207	1.13	1.12	0.79	0.78

	Nine months ended September 30,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	1 476	618	5.57	5.51	2.35	2.33
Pro forma expense	13	4	0.04	0.04	0.01	0.02
Pro forma net earnings	1 463	614	5.53	5.47	2.34	2.31

The estimated fair value of the options has been determined using the Black-Scholes option-pricing model.  The estimated fair values and assumptions are as follows:

	Nine months ended September 30,
	2003	2002
Fair value per option	$17.50	$12.19
Risk-free interest rate	4.4%	5%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%